FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February, 2005

                         Commission File Number 1-15236

                              Advantest Corporation
                              ---------------------
                 (Translation of Registrant's Name Into English)

                         Shin Marunouchi Center Building
                         -------------------------------
                                1-6-2, Marunouchi
                                -----------------
                                   Chiyoda-ku
                                   ----------
                                 Tokyo 100-0005
                                 --------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                        ---          ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes    No X
         ---   ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

Materials Contained in this Report:

1. English translation of a press release dated February 21, 2005, announcing the registrant's notice to repurchase shares of common stock pursuant to the provisions of Article 211 of the Commercial Code.

2. English translation of a press release dated February 22, 2005, announcing the results of the registrant's repurchase of shares of common stock pursuant to the provisions of Article 211 of the Commercial Code.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Advantest Corporation



                                         By:    /S/ HITOSHI OWADA
                                             ----------------------------------
                                             Name:  Hitoshi Owada
                                             Title: Director and
                                                    Managing Executive Officer


Date:  February 22, 2005